EXHIBIT A

1st Constitution Bank
2650 Route 130
Cranbury, NJ 08512
(609) 655-4500

MEMORANDUM

TO:	Investment File

FROM:	Joseph M. Reardon

DATE:	April 13, 2011

SUBJECT:	Investments in JP Morgan Chase Bonds - Update

This purpose of this memorandum is to update the facts concerning the two JP Morgan Chase bonds held by the Bank, and support the conclusion that no “other than temporary impairment” write down in the carrying value of these investments is required at March 31, 2011.

Investments:
At March 31, 2011, the below two JP Morgan Chase bonds were held in the Bank’s available-for-sale (“AFS”) portfolio:

Moody Rating	Cusip	Issuer	Maturity	Market	Book	Unrealized Loss
A-2	161478AA0	Chase Capital III	3/01/27	$418,125	$486,109	$ 67,984
A-2	161480AA6	Chase Capital II	2/01/27	$843,582	$986,562	$142,980

Background:
JP Morgan Chase is one of the largest banking institutions in the United States with $2.2 trillion in assets, $173 billion in common shareholders’ equity and operations worldwide.  JP Morgan Chase enjoys a broadly diversified franchise, with leading positions in investment banking, derivatives, syndicated lending, credit cards, mortgages and funds transfers.  The franchise is enclosed in a strong branch-banking presence that yields a significant market share of deposits, creating a balance between consumer, commercial and investment banking business.

EXHIBIT A

Update
On April 14, 2011, JP Morgan Chase and Company reported first quarter 2011 net income of $5.6 billion, compared to net income of $4.8 billion in the fourth quarter of 2010.  Earnings per share were $1.28, compared with $1.12 in the fourth quarter of 2010.

As of March 31, 2011, the firm reported a very strong Tier 1 Capital ratio of 12.1% and a total capital to risk-weighted assets was 15.6%.  Total credit reserves are more than $30.4 billion or 4.10% of total loans.

The two bonds held by 1ST Constitution Bank continue to achieve an “investment grade” rating, JP Morgan Chase continues to operate profitability and U.S. government support, if needed, could be forthcoming.  In addition, all scheduled interest payments on these two bonds continue to be received according to contractual terms.

It remains 1ST Constitution Bank’s intention to hold these bonds to maturity.  With the exception of the single December 2009 program, the Bank has historically had minimal investment securities sales activity.  The Bank’s operations provide adequate cash flow to meet operating requirements when combined with the existing lines of credit with the FHLB – NY and First Tennessee Bank.

Conclusion
Based on the continuing profitable operating results of JP Morgan Chase at March 31, 2011, the investment grade rating carried by the two bonds which continue to meet contractual terms and 1ST Constitution Bank’s intent and ability to hold these bonds to maturity, Management concludes that no Other Than Temporary Impairment loss has been incurred at March 31, 2011.  Management will continue to carry these bonds at fair value in the available-for-sale portfolio with no plans to sell or otherwise dispose of these assets prior to their stated maturities.